SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
08/08/2011


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
691,239

8. SHARED VOTING POWER
224,679

9. SOLE DISPOSITIVE POWER
915,918
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
915,918

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.94%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed July 29, 2011. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to the Board of Trustees of TYW.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on March 9th, 2011 there were 15,407,000 shares of common stock outstanding as of 12/31/2010 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 915,918 shares of TYW or 5.94% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 7/29/11 the following shares of TYW were purchased:

Date:		        Shares:		Price:
07/29/11		3,200		11.3856
08/02/11		6,330		11.3761
08/03/11		9,627		11.2500
08/04/11		10,970		11.2246
08/05/11		8,852		10.9000




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/8/2011

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit A

BROOKLYN CAPITAL MANAGEMENT LLC
Park 80 West - Plaza Two
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
201-881-7104 -PH
201-881-7110 - FAX

August 8, 2011

The Board of Trustees
TS&W/Claymore Tax-Advantaged Balanced Fund
c/o Elizabeth H. Hudson, Secretary
c/o  Guggenheim Funds Investment Advisors, LLC
2455 Corporate West Drive
Lisle, Illinois 60532.

Dear Ms. Hudson:

Please insure that this letter is delivered to each Trustee of TS&W/Claymore Tax-Advantaged Balanced Fund (TYW).

On April 15 2011, TYW announced that its Board of Trustees had approved in principle the conversion of the Fund into an open-end mutual fund to "address the discount to net asset value at which the Fund's common shares have historically traded."

That proposal seems to have stalled. In a press release issued on August 1, 2011, TYW announced that "conversion to an open-end fund ... is no longer under consideration" and that "[t]he Board continues to evaluate other possible courses of action for the Fund ... and will take such actions as it believes to be in the best interests of the Fund and its shareholders
[and that] would result in a liquidity event for shareholders at net asset value." The discount subsequently widened and closed on August 5, 2011 at 5.4%, most likely due to the uncertainty created by that announcement.

We would like to propose what we think is a very attractive alternative for TYW and all of its shareholders. Brooklyn Capital Management (BCM), a registered investment advisor, would replace Guggenheim as TYW's investment advisor and as soon as possible thereafter TYW will conduct a self-tender offer for its common shares at 99.5% of NAV.The key features of this proposal are as follows:

..	BCM is prepared to immediately enter into a contract with TYW to
	provide the same services that Guggenheim currently provides, specifically managing, either directly or through others selected by it, the investment activities of TYW and its business affairs and other administrative matters including (i) selecting, supervising and compensating the subadvisers to manage TYW's assets and
	(ii) monitoring the compliance of the subadvisors with TYW's investment objective and related policies, and (iii) reviewing the performance of the subadvisers, and reporting periodically on such performance to the Trustees.

..	BCM will provide the identical services that Guggenheim currently
	provides to TYW for an annual fee of 0.60% of TYW's average daily managed assets. That fee is 14% less than the 0.70% per annum fee that each Fund now pays to Guggenheim.

..	BCM intends to enter into agreements with TYW's current subadvisors
	that are identical in all material aspects to their existing agreements. Therefore, there should be a seamless transition with respect to the portfolio management of TYW.

..	BCM will manage the preparation and execution of a self-tender offer
	to be promptly commenced by TYW that will afford shareholders an opportunity to realize 99.5% of NAV for their shares.
	Special Opportunities Fund (f/k/a Insured Municipal Income Fund)
	(SPE) successfully commenced such a tender offer in late 2009 just two months after BCM became its investment advisor. It should be even easier for TYW to complete a self-tender offer since unlike SPE, there would be no need for a shareholder vote to modify TYW's investment objectives or to approve a change of any portfolio manager. Thus, the entire process should be quick and virtually seamless to shareholders that do not wish to tender.

We believe BCM has proven that it can successfully assume day-to-day management of a closed-end fund in a manner that can benefit all shareholders. We invite you to review the shareholder reports of SPE at http://www.specialopportunitiesfundinc.com and in particular, the Chairman's letters.

If there is any additional information about BCM that you would like, please do not hesitate to ask. We look forward to discussing the above proposal with the Board. Thank you for your consideration of what we believe is a compelling proposal for all shareholders of TYW.

Very truly yours,

/s/ Phillip Goldstein

Phillip Goldstein
Managing Member